

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2024

William M. Brown
Chief Executive Officer
Andretti Acquisition Corp. II
7615 Zionsville Road
Indianapolis, IN 46268

      Re: Andretti Acquisition Corp. II
          Registration Statement on Form S-1
          Filed June 28, 2024
          File No. 333-280552

Dear William M. Brown:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 28, 2024

Cover Page

1.   We note your disclosure that nine institutional investors have expressed an interest in purchasing up to an aggregate of 17.82 million of the units in this offering. Please revise to: (i) disclose the potential material impact of these purchases on public investors, (ii) clarify whether the potential limited number of public investors would impact your eligibility to list your securities on Nasdaq, and (iii) to the extent material, identify each institutional investor.

Summary
Our Management Team, page 2

2.   Please expand your disclosure to clearly identify any special purpose acquisition company business combinations in which your management team has participated and disclose the current trading prices, including for Zapata Computing, Inc.

3.   We note footnote 1 on page 3 with respect to William J. (Bill) Sandbrook. Please revise your disclosure in your management and conflicts of interest sections, and elsewhere as appropriate, to address the information in the footnote.

<u>Summary of Risk Factors, page 39</u>

4.   Please revise to limit your summary of risk factors to no more than two pages highlighting the principal factors that make an investment in the registrant or offering speculative or risky. Refer to Item 105(b) of Regulation S-K.

<u>Risk Factors</u>
<u>To mitigate the risk that we might be deemed to be an investment company . . ., page 53</u>

5.   Please disclose the risk that notwithstanding the investment activities described in this risk factor, you may be deemed to be operating as an investment company at any time since your inception.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Isabel Rivera at 202-551-3518 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam C. Berkaw, Esq.